Exhibit 99.1

Shareholders of Commerce Bancorp, Inc. approve
proposed acquisition by TD Bank Financial Group

     CHERRY HILL, NJ and TORONTO, Feb. 6, 2008 - Commerce Bancorp, Inc. (NYSE: CBH) and TD Bank Financial Group (TSX, NYSE: TD) today announced that at a special shareholder meeting held today Commerce shareholders approved the proposed acquisition by TDBFG.

     "This is a tremendous opportunity for our customers, employees and shareholders," said Dennis DiFlorio, Chairman, Commerce Bank, N.A. "Joining forces with TD will give us access to a wide range of sophisticated retail, commercial and wealth management products. We're looking forward to sharing these and the many other benefits of this new collaboration with our customers."

     "This is an exciting time in the history of our organizations," said Bharat Masrani, President and Chief Executive Officer of TD Banknorth. "We are creating a unique franchise centered on convenience and service and I am incredibly optimistic about our future."

     "We're pleased that Commerce shareholders have recognized the long-term potential of combining two of the most customer-focused banks in North America," said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. "We look forward to having Commerce employees join the TDBFG family, and we're tremendously excited about together creating the first truly North American bank."

    The transaction is expected to close by the end of the first calendar quarter of 2008, subject to approvals from regulatory authorities.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

     About Commerce Bancorp, Inc.

     Commerce Bank, "America's Most Convenient Bank," is a leading retailer of financial services with more than 470 convenient stores in Metropolitan New York, Metropolitan Philadelphia, Metropolitan DC and Southeast Florida. Headquartered in Cherry Hill, New Jersey, Commerce Bancorp (NYSE: CBH) has approximately $49 billion in assets. For more information about Commerce, please visit the company's interactive financial resource center at http://www.commerceonline.com.

For further information: Simon Townsend, TD Bank Financial Group, (416) 944-7161; David Flaherty, Commerce Bancorp, Inc., (856) 751-4069